

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Cindisue Mining Corp.
c/o Robert C. Weaver, Jr., Esq.
Attorney at Law
721 Devon Court
San Diego, CA 92109

> **Re:** **Cindisue Mining Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 25, 2010**
> **File No. 333-165302**

Dear Mr. Weaver:

We have reviewed your amended filing and your response letter dated May 25, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1.   We note your disclosure in this section and throughout your filing that the net proceeds from the offering will be $25,000. However, this amount appears to reflect your proceeds from the offering before expenses. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 26

2.   Please disclose the principal business of the company that Mr. Cooper has run for the past nine years.

Financial Statements, page F-1

3.   Please monitor the age of your financial statements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
L. Nicholson
Robert C. Weaver (509-267-8258)